PMI VENTURES LTD.
Suite 511 – 475 Howe Street
Vancouver, BC V6C 2B3
Phone: (604) 681-8069 Fax: (604) 682-8094

News Release #03-20	TSX Venture: PMV
December 2, 2003	Issued & Outstanding: 22,965,397
Fully Diluted: 32,768,555

NEW GOLD ZONE DISCOVERED AT FROMENDA GRID "B" AREA

PMI Ventures Ltd. (the "Company") [TSX Venture:PMV], is pleased to announce that it has again intersected very significant high gold grades (27.0 g/t Au over 4.0 metres) in the ongoing drill program on its Fromenda concession – one of nine contiguous concessions that comprise the Ashanti II project area that are located along a 50 kilometre length on the axis of the Asankrangwa Gold Belt of southwestern Ghana.

GRID ‘B' ZONE : Drill hole 03FBRC36 was drilled on section 2000North, 200 metres to the west of the main Fromenda Grid "B" gold mineralized area which has been the subject of several previously reported drill campaigns, and gave the following results:

HOLE NO.	AZIMUTH	DIP	LENGTH	INTERCEPT		INTERCEPT LENGTH		AU GRADE
	(deg.)	(deg.)	(m)	From (m)	To (m)	(m)	(ft)	(g/t)	(oz/ton)

03FBRC36	135	-60	41.0	0.0	4.0	4.0	13.1	27.00	0.79
				36.0	41.0	5.0	16.4	5.93	0.17
including				40.0	41.0	1.0	3.3	8.53	0.25

The hole bottomed in gold mineralization, as the rotary drill was not able to proceed beyond 41 metres in depth.

This result is particularly encouraging as it is the first significant gold assay in drilling from a 1.5 kilometre long gold and arsenic soil geochemical anomaly which parallels the gold mineralization outlined to the east, and also confirms that this structure hosts potentially economic gold grades.

The balance of the proposed 3,000 metre drill campaign, which was laid out to test the entire strike length and width of the Fromenda Grid "B" anomaly, will continue in the new year after completion of a major deep sounding geophysical program and with larger drill rigs capable of deeper drilling.

SCHOOL ZONE NORTH – L17N AREA: Based on the excellent gold result previously announced for discovery hole 03FBRC09 and on the strong co-incident geophysical IP responses, a further 1,134 metres of drilling in 19 shallow holes were completed in this area on a mean 25 metre hole spacing. Significant gold grades were returned as follows:

HOLE NO.	AZIMUTH	DIP	LENGTH	INTERCEPT		INTERCEPT LENGTH		AU GRADE
	(deg.)	(deg.)	(m)	From (m)	To (m)	(m)	(ft)	(g/t)	(oz/ton)

03FBRC09	120	-50	62.0	16.0	32.0	16.0	52.5	2.90	0.09
03FBRC48	120	-50	62.0	52.0	62.0	10.0	32.8	1.18	0.04
03FBRC54	120	-50	66.0	56.0	60.0	4.0	13.1	1.91	0.06
03FBRC57	120	-50	44.0	4.0	8.0	4.0	13.1	1.14	0.03
03FBRC58	120	-50	60.0	48.0	52.0	4.0	13.1	1.63	0.05
03FBRC62	120	-50	60.0	24.0	28.0	4.0	13.1	1.83	0.05

Interpretation of the drill results suggests that gold mineralization is hosted by quartz rich, graphitic, altered and brecciated meta-sediments. Depth of oxidation and weathering in this area could exceed 75 metres or well below the depth limitation of the drill rig.

In this part of Ghana, as a result of leaching of the mineralized zones located near surface, gold grades in trenches and at shallow depth are often lower grade than those found in the unoxidized zones located at greater depth. Additional diamond drilling in the new year is therefore planned to further outline this discovery to depth.

SCHOOL ZONE EAST – L16N AREA: In order to test a large 300 metre by 600 metre IP anomaly, a fence consisting of 733 metres of drilling in 14 holes was completed. The following significant gold grades were returned from five adjacent holes located near the centre of the fence and drilled on 25 metre centres:

HOLE NO.	AZIMUTH	DIP	LENGTH	INTERCEPT		INTERCEPT LENGTH		AU GRADE
	(deg.)	(deg.)	(m)	From (m)	To (m)	(m)	(ft)	(g/t)	(oz/ton)

03FBRC20	135	-50	45.0	12.0	20.0	8.0	26.2	0.81	0.02
03FBRC21	135	-50	55.0	40.0	52.0	12.0	39.4	0.88	0.03
03FBRC22	135	-50	54.0	12.0	20.0	8.0	26.2	0.73	0.02
03FBRC23	135	-50	46.0	28.0	40.0	12.0	39.4	0.84	0.02
03FBRC24	135	-50	60.0	24.0	28.0	4.0	13.1	0.63	0.02

The gold mineralized intervals appear to be near vertical and suggest a wide and deep-seated gold bearing target. An additional fence of holes located 50 metres to the north is in progress and the results will be announced when received. Further deep drilling on this large zone is anticipated in the new year after completion of the deep sounding geophysical program.

Douglas R. MacQuarrie, P.Geo. (B.C.), the VP of Exploration for the Company and Goknet Mining Company Limited, supervised and directed all work associated with the drilling program. Sample analyses were conducted by SGS Analabs in Bibiani, Ghana utilising industry standard 50g fire assay techniques, with atomic absorption finish. The QA program consists of random blanks and standards inserted into the sample stream, with duplicate samples sent to independent laboratories

PMI has an option to earn up to 85% of the interest that Goknet Mining Company Limited, a privately held Ghanaian mineral exploration company, holds in nine exploration concessions and applications. Goknets' interests vary from 85% to 100%, subject to a 10% non-participating interest in favour of the Government of Ghana.

On behalf of the Board,

"Arthur T. Fisher"

Arthur T. Fisher
President

For more information please contact:

Arthur Fisher	or	Warwick G. Smith
President		VP Shareholder Communication
Telephone: (604) 681-8069		Telephone: (604) 682-8089
Facsimile: (604) 682-8094		Toll-Free: 1 888 682-8089
Facsimile: (604) 682-8094

Or visit the PMI Ventures Ltd. website at www.pmiventures.com

Arthur Fisher will be featured on Resource World Radio on Wednesday, December 3, 2003 at 3 p.m. PST
http://www.resourceworldradio.com/

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This news release contains forward-looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements.